Media Release

Pacific Internet and Intel to collaborate on
mobile WiMax in Singapore

Singapore, 24 April 2006 – Pacific Internet Limited or PacNet (NASDAQ: PCNTF), the largest telco-independent Internet communications service provider by geographic reach in the Asia-Pacific, announced today that it has signed a Memorandum of Understanding (MOU) with Intel Technology Asia Pte Ltd, the world’s leading silicon chip maker, to work towards Singapore’s first mobile WiMax infrastructure.

Based on the Institute of Electrical and Electronic Engineers’ (IEEE’s) 802.16e standard for mobility, mobile WiMax (Worldwide Interoperability for Microwave Access) is poised to be the next market disrupter, offering fixed, nomadic and mobile access to data, voice and video applications at broadband speeds. With nomadic access, users are not restricted to a single Internet access point but are able to tap multiple access points within the same network. With mobile access, users can stay connected even when on the move.

Advancing wireless adoption in Singapore and the region
Through the collaboration, PacNet and Intel look to advancing wireless adoption in Singapore and the region, bringing wide-ranging benefits to businesses, residents, content and application providers as well as government agencies.

Access to various applications and critical information on the go
The interoperability of mobile WiMax will allow access via various devices and global networks that are running on the WiMax standard, enabling users to tap into a wide range of solutions and services.

Individuals will be able to enjoy the freedom of network accessibility across the island for communication, entertainment and commerce. Business applications supporting a mobile sales force, field maintenance, asset management, security and marketing among others can benefit from the mobile broadband capabilities of WiMax.

The network is also key in public safety and emergency situations where critical responses are required. For example, a police officer can access a database within a moving vehicle, and hospital staff can view real-time images of a patient in an ambulance before it reaches the hospital, to make the necessary preparations in advance.

“Mobile WiMax is an exciting development for Singapore. It is personal broadband on the move, providing access to a wide range of applications and information. It will empower a mobile workforce, bringing about stronger communication and higher business efficiency. The network will also open up exciting opportunities for content and application providers,” said Mr Kevin Lim, Managing Director of PacNet Singapore.

New business models for differentiated wireless offerings
Under the MOU, the two companies will conduct studies, including market trials, to better understand market needs and behaviour. PacNet will leverage on Intel’s know-how and worldwide experience in WiMax and wireless access technology, including its strategic partnerships along the value chain, to build new business models in offering differentiated wireless services that will benefit operators worldwide. The two companies will also look to sharing some of the insights gained through the release of educational white papers.

“Our collaboration with PacNet once again shows that WiMax is real,” said Mr Patrick Liew, Singapore country manager, Intel Technology Asia. “Intel continues to work with the ecosystem to supply cost-efficient WiMax-based solutions around the world. The future deployment of mobile WiMax will complement with the other wireless technologies to achieve ubiquitous broadband wireless access. It is going to change how governments and enterprises are run, how students learn and how people communicate.”

“This MOU represents a shift in the way PacNet will bring increased value to our customers,” said Mr Teck Moh Phey, President and Chief Executive Officer of PacNet. “Through strategic partnerships with leading technology companies such as Intel, PacNet will offer differentiated services by combining our strong regional knowledge and presence with next-generation products and solutions from these vendors. Such services will be offered to all applicable countries in the PacNet network. We are grateful for the opportunity to work with Intel and we believe our customers will benefit greatly from it.”

PacNet’s joint trial with Intel is expected to start in the middle of 2006 for select customers. PacNet will test the performance of both nomadic and mobile access, such as ensuring a smooth handover so that the connection and quality of service are maintained as users move from one place to another within the mobile WiMax network.

Media, Investor and Analyst Contacts:

Pacific Internet :
Singapore (Media)
Adeline Tan
Corporate Communications Manager
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9745 6345
Email: tan.adeline@pacific.net.sg

Singapore (Investors and Analysts)
Manisha Singh
Investor Relations Manager
Direct Tel: +65 6771 0433
Mobile: +65 9362 9044
Email: investor@pacific.net.sg
URL: http://www.pacific.net.sg/business/investor

US (Media, Investors and Analysts)
Alan Katz
Cubitt Jacobs & Prosek
Tel: +1 (212) 279 3115 (ext. 211)
Email: alan@cjp.com

Intel:
Elvin Ong
Regional PR Manager, Asia Pacific
Intel Technology Asia Pte Ltd
Direct Tel: +65 6213 1704
Mobile: +65 9829 2055
Email: elvin.ong@intel.com

Editor’s Notes:
About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement
Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.